  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

July 01, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

1 July 2026
Voting Rights and Capital

In conformity with the FCA's Disclosure Guidance and Transparency Rule 5.6.1, the total issued share capital of Smith & Nephew plc (the "Company") as at 30 June 2026 comprises 877,733,750 ordinary shares of US20¢ each ("ordinary shares"), including 32,697,503 ordinary shares held in treasury.

The Company's issued share capital, with one voting right per share, therefore consists of 845,036,247 ordinary shares. This is the figure, which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

Philip Horner
Deputy Company Secretary
Smith & Nephew plc
Tel: +44 (0)1923 477100

LEI: 213800ZTMDN8S67S1H61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: July 01, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary